JG

16021777

RECEI

2016 AUG 19 PM 2:30

SEC / TM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

SEC Mail Processing Section

AUG 19 2016

Washington DC
412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
~~8-41854~~ 8-50915 JG

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 AND ENDING June 30, 2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wolf A. Popper, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street - 30th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Rabinowitz **212-269-7271**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

95 Locust Avenue	**Red Bank**	**NJ**	**07701**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Robert Rabinowitz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wolf A. Popper, Inc.**, as of **June 30, 2016**, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCS.

Title

Notary Public

WALTER ARTHUR GOODE JR.
Notary Public, State of New York
Qualified in Nassau County
No. 01G06271946
My Commission Expires 11-13-2016

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Independent Auditor's Report

Robert Rabinowitz, President
Wolf A. Popper, Inc.

We have audited the accompanying statement of financial condition of Wolf A. Popper, Inc., as of June 30, 2016 and the related statements of operations, changes in shareholder equity, net capital computation, and cash flows for the year then ended. These financial statements are the responsibility of Wolf A. Popper, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wolf A. Popper, Inc. as of June 30, 2016 and the results of its operations, net capital computation, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying supplemental information including Schedule I – Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1, and Schedule III - Exemptive Provision under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit

procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. section 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leigh J Kremer, CPA

Leigh J. Kremer, CPA
Red Bank, New Jersey
August 15, 2016

Wolf A. Popper Inc.
Statement of Financial Condition
As of June 30, 2016

ASSETS	
Current assets:	
Cash	$68,681
Prepaid expenses	$256
Total Current Assets	$68,937
Total Assets	$68,937
LIABILITIES & SHAREHOLDER'S EQUITY	
Current liabilities:	
Accounts payable & accrued expenses	$3,881
Total Current Liabilities	$3,881
Shareholder's Equity:	
Common stock	$20,000
Additional paid in capital	17,500
Retained earnings	27,556
Total Shareholder's Equity	65,056
Total Liabilities & Shareholder's Equity	$68,937

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Operations
For the Year Ended June 30, 2016

Commission revenues	$35,809
Commission & execution expenses	(24,857)
Net commission margin	$10,952
General and administrative expenses:	
General administration	$20,046
Total general and administrative expenses	20,046
Loss from operations	($9,094)
Other income:	
Interest income	45
Net loss before income tax provision	($9,049)
Provision for income taxes	(156)
Net loss	($9,205)

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Cash Flows
For the Year Ended June 30, 2016

Operating activities:	
Net loss	($9,205)
Changes in other operating assets and liabilities:	
Prepaid expenses	(256)
Accounts payable & accrued expenses	(10,417)
Net cash used by operations	($19,878)
Net decrease in cash during the fiscal year	($19,878)
Cash at June 30, 2015	88,559
Cash at June 30, 2016	$68,681

Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year:	$152

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Statement of Changes in Shareholder Equity
For the Year Ended June 30, 2016

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance at June 30, 2015	$20,000	$17,500	$36,761	$74,261
Net loss			(9,205)	(9,205)
Balance at June 30, 2016	$20,000	$17,500	$27,556	$65,056

Please see the notes to the financial statements.

Wolf A. Popper Inc.
Notes to the Financial Statements
For the Year Ended June 30, 2016

1. Organization

Wolf A. Popper Inc. (the Company) is a privately held New York state corporation formed for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities.

The Company conducts a general securities business by introducing transactions of its clients on a fully disclosed basis to a clearing member/broker dealer. The Company receives a commission based upon the amount of transactions introduced.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of June 30, 2016, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from fiscal years 2012 to 2015 are subject to IRS audit.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at June 30, 2016 because of their short term nature.

4. Commitments and Contingencies

The Company maintains an office in New York City, New York and pays rent on a "month to month" basis. The Company is not committed to a lease requiring minimum monthly rent payments.

Rent expense for the fiscal year 2016 was $4,992.

The Company was named in an arbitration suit filed by a client of a company related to the Company by common ownership. The arbitration was alleged against a registered representative of the related company for damages as a result of the registered representative's actions regarding this client's account. A settlement agreement and release was reached, and the related company and the registered representative have made full payment of the financial liability that was agreed upon. No liability to the Company was incurred as a result of the settlement agreement and release and no liability has been provided for in these financial statements.

5. Off-Balance Sheet Risk

For the year ended June 30, 2016 the Company maintained a limited business dealing only in mutual funds transactions and did not introduce transactions for the benefit of clients through a clearing broker dealer as it had done in the past. Therefore, the clearing agreement, in which the Company would (under certain conditions) be liable to indemnify the clearing broker for any losses incurred by its clients, no longer exists. This change resulted in a significant decrease in off balance sheet risk as compared to prior periods.

6. Concentrations of Credit Risk

The Company may from time to time keep cash balances at banks in excess of insured amounts.

7. Subsequent Events

The Company has made a review of material subsequent events from June 30, 2016 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

CREDIT:	
Shareholders' equity	$65,056
DEBITS:	
Nonallowable assets:	(256)
NET CAPITAL	$64,800
Haircut on securities and money market funds	0
ADJUSTED NET CAPITAL	$64,800
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$59,800
AGGREGATE INDEBTEDNESS:	
Accounts payable & accrued expenses	$3,881
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	5.99%
Excess net capital previously reported	$59,383
Adjustments per audit:	
adjustment to nonallowable assets	(256)
adjustment to prepaid expenses	256
adjustment to accounts payable and accrued expenses	253
adjustment to income taxes payable	164
Total adjustments per audit	$417
Excess net capital per this report	$59,800

Schedule III

WOLF A POPPER, INC.

40 WALL STREET, 30th fl., NEW YORK, NEW YORK 10005

Trading (212) 509-0809 * FAX (212) 696-1347
Member FINRA, SIPC

June 30, 2016

Rule 15c3-3 Exemption Report

Wolf A Popper, Inc. (the Company) is a registered broker dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5, "Reports to be made by certain brokers and dealers".). This exemption report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

The Company claimed an exemption under provision 17 C.F.R. section 240.15c3-3(k)1 as the company maintains a limited business dealing in mutual funds and / or variable annuities only. The Company does not hold funds or securities for, or owe money or securities to, customers.

The Company met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Robert Rabinowitz, President

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, PCAOB

Phone (732) 747-6565
Fax (732) 747-1230
LKremerCPA.com

95 Locust Avenue
Red Bank, NJ 07701
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which Wolf A. Popper Inc. identified the provisions of SEC Rule 15c3-3 paragraph k(1) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending June 30, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of SEC Rule 15c3-3.

Leigh J Kremer, CPA

Leigh J Kremer, CPA
Red Bank, N.J.
August 15, 2016